



VF 5-12-05

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 02 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

SECURITIES ...
Wa...

05043108

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritrust Financial, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 Capital of Texas Highway South, Suite 130
(No. and Street)

Austin (City) Texas (State) 78704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Rasbury, CEO (512) 448-0647
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sprouse & Anderson, L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212, Austin, Texas 78701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 5-17-2005

OATH OR AFFIRMATION

I, J. G. Rasbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritrust Financial, L.L.C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAELEE L. HOWARD
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
12-12-2007

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITRUST FINANCIAL, L.L.C.

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND
INDEPENDENT AUDITORS' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


VERITRUST
FINANCIAL

Member NASD / MSRB / SIPC

Memo


SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2005
WASH. D.C.
152
SECTION

To: Distribution
From: Jay Rasbury
Date: April 29, 2005
Subject: Revised and Reissued 2004 Audit Report

Enclosed please find our revised and reissued financial statements and audit report for 2004. This report was previously filed in conformity with SEC and NASD rules and guidelines concerning timely filing.

Since early March the firm has been working with the Dallas office of the NASD concerning the classification of certain items as allowable versus non-allowable assets in the computation of the firm's net capital. After reviewing documents and having numerous conversations concerning the accounting treatment of E&O insurance premium coverage, the NASD staff came to the opinion that our calculation of net capital was incorrect as of December 31, 2004. We, together with our auditors, attorneys, and compliance consultants, do not agree with the position taken by NASD staff. I have attached a copy of our letter dated March 1st to NASD staff which outlines in detail our position. Further, as a consequence of this disagreement, the firm was required to file telegraphic notice under SEC Rule 17a-11. A copy of that communication is attached as well.

We have been unsuccessful in our attempts to work with NASD staff to support our position. After careful consideration and consultation with our advisors, we instructed our auditors to revise and reissue their audit report to comply with the NASD position. On page 10, Note 4 indicates that firm's net capital was $223,529 and that the firm did not meet its capital requirement of $250,000 as of December 31, 2004. **It is important to note that this deficiency was cured during the first quarter of 2005.** Page 12 of the report displays the actual computation of net capital. The amount of the change related to the E&O coverage issue ($96,032) from the previously issued report is highlighted as "Miscellaneous differences, audit adjustments." Since this amount is offset by an equal liability (also displayed on page 12) **the effect of this adjustment is to reduce net capital twice for the same item**. Without this adjustment net capital would be $319,561—well above the firm's requirement.

Our auditors have informed us that *Statements on Auditing Standard No 98* require that upon issuance of the enclosed report that the January 14, 2005 report be disassociated from the firm's financial statements. Further, they have requested a recall of the earlier report. Please return these to our firm and we will send them to the auditors.

We have also included a copy of a letter sent to the NASD district office on April 22, 2005. This letter indicates that the firm is in the process of changing its structure and that

3755 Capital of Texas Hwy S. Suite 130 Austin, Texas 78704 512.448.0647 800.256.8196 512.462.0344 fax

it will no longer be carrying customer accounts. Accordingly, Veritrust is seeking expedited approval to change its membership to that of an introducing broker/dealer. Once complete, this change will only require net capital of $50,000.

Should you have any questions or require additional information, please give me a call.

3755 Capital of Texas Hwy S. Suite 130 Austin, Texas 78704 512.448.0647 800.256.8196 512.462.0344 fax


VERITRUST
FINANCIAL

Member NASD / MSRB / SII

March 1, 2005

Via Facsimile and U.S. Mail
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, DC 20549
Fax: (202) 942-9643

U. S. Securities and Exchange Commission
Fort Worth District Office
Fort Worth, TX 76102
Fax: (817) 334-2700

NASD Surveillance Department
1735 K Street, N.W.
Washington, DC 2006
Fax: (202) 728-8341

NASDR Dallas District
12801 N. Central Expressway, Suite 1050
Dallas, TX 75243
Fax: (972) 716-7676

Re: **Telegraphic Notice**

Over the last couple of weeks we have been working with staff at the NASD-Dallas District concerning the classification of certain items as allowable versus non-allowable assets in the computation of net capital for our firm. After reviewing documents and having numerous conversations concerning the accounting treatment of E&O insurance premium agreements, the NASD staff came to the opinion that our calculation of net capital was incorrect as of December 31, 2004. Based on the methodology employed by NASD staff our revised net capital amounts should have been reported as follows:

12/31/04	$223,529	(Capital Deficiency)
1/31/05	$235,098	(Capital Deficiency)
2/18/05	$273,091	(Below 120% Early Warning Level)

Our net capital requirement is $250,000. Prior to today we have conducted business as neither our firm, nor our advisors or auditors have been aware of a potential misclassification.

NASD staff notified us yesterday to cease conducting securities business as indicated in the attached letter dated February 28th. We were informed today that the notice was sent to us via fax at approximately 6:00pm yesterday. Today, in conformity with SEC Rule 17a-11(b) and (g) we notified our employees and our clearing firm that we would not be conducting securities business until this matter was resolved. We have attached a copy of the notification to our clearing firm about this situation.

We do not agree with the position taken by NASD staff and have included a copy of our letter written today summarizing our position after consultation with our outside compliance advisors and our audit firm. We have already taken steps to remedy this situation, but will be unable to completely resolve the issue, with respect to the 12/31/04 and 1/31/05 time periods until tomorrow, March 2nd. We have performed a rough calculation of our net capital as of today and believe the number to be approximately $270,000 after making the NASD adjustment with which we do not agree. This would indicate that we are now in compliance with the capital requirement, but still below the 120% requirement which would preclude early warning notification. We will also submit documentation to NASD staff tomorrow to substantiate our present capital level.

Should you have any questions, please contact me at the number shown below.

Sincerely,

J.G. Rasbury, CPA
President/CEO

VERITRUST
FINANCIAL

Member NASD / MSRB / SI

Via Facsimile (972)716-7646 and First Class U.S. Mail

March 1, 2005

NASD-Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX 75243-1778

Dear Mr. Gibbons

We received the faxed copy of your letter dated February 28, 2005. As you might expect, we have been in consultation with our auditors and compliance consultants for much of the morning concerning how best to resolve the issues raised in your letter.

First, let me say that we have instructed our employees, as indicated in your letter, that we will not be conducting securities business until this issue is resolved. We are also ready to comply with the requirements provided under SEC Rule 17a-11(b) and (g). We understand, based on a phone call from Brad Morrison, that the notification was effectively sent to our firm at 6pm (Central) yesterday and that our firm has 24 hours, under the rules to comply with the rules. If we are unable to provide you with satisfactory detail prior to that time today, we will meet those requirements.

Our understanding of the issue is the inclusion of certain items in the calculation of "Net Capital" as "Allowable Assets" and/or the appropriate deduction of "Non-Allowable Assets." The most significant item with which you are concerned is "Pre-paid E&O Insurance Premiums." Our reporting included the "Net" amount of "Pre-paid Insurance" ($25,831) as "Non-Allowable," as opposed to your opinion wherein we should have shown the entire amount ($121,863) as "Non-Allowable." In either case these amounts are offset by a liability of the same amount and therefore has no effect on "Net Capital." We understand that your position is the full amount should be deducted or considered "Non-Allowable" which would cause this item to be deducted from our capital position twice. If this were the case, we would in fact, have a "Net Capital" violation.

We have previously furnished you with a copy of the Premium Agreement and have been able to obtain, via email, confirmation of two important components related to the terms of this policy that weigh heavily on the appropriate

3755 Capital of Texas Hwy S. Suite 130 Austin, Texas 78704 [illegible]

treatment of this asset as "Allowable." First, were the firm to cancel the policy, the full amount of unearned premium and Surplus Lines Taxes would be returned to the firm within 30 days. Second, the amount of the Unearned Premium and Surplus Lines Tax, actually exceeded the $96,032 as of December 31st. The attached email indicates the total would have been $104,923.81. Because this asset is convertible to cash within 30 days, solely at the discretion of the firm, it is our position and the position of our advisors that the amount is appropriately included as originally reported and that a violation of the "Net Capital" rule did not occur.

With regard to this specific asset and subsequent reporting periods and interim dates for which you have requested information, if this asset were not deducted from capital twice, there are no subsequent capital violations. This asset is also amortized at the approximate rate of $20,000 each month (accordingly, the associated liability is reduced as well), thus the amount classified as "Allowable" is continually declining.

Several additional, although much less significant, balance sheet accounts have been discussed over the last couple of weeks. I believe we have provided satisfactory detail and explanation with regard to these items, however; if I am mistaken, please let me know.

I hope you will be able to review this material as soon as possible and provide us with guidance with respect to our need to comply with SEC rule 17a-11(b) and (g) in time for us to meet the 6pm deadline, if required.

Please give me a call once you've had a chance to review this material.

Regards,

J.G. Rasbury
President/CEO

cc: Lester Sprouse – Sprouse & Anderson
Michael Schapps – MGL Consulting
David McKee
Gary Baggett

3755 Capital of Texas Hwy S. Suite 130 Austin, Texas 78704 512 448 0647 800 256 8196 [illegible]

JGR

From: Sheri Pontolillo
Sent: 3/1/2005 12:23 PM
To: JAY RASBURY
Subject: E&O Cancellation Provision

The E&O insurance policy currently in effect until June 1, 2005 issued by Arch Insurance Group has a cancellation provision that reads as follows: "This policy may be cancelled by the Named Insured (Veritrust) by surrender thereof to the Insurer or by providing written notice to the Insurer stating when thereafter cancellation shall be effective. If this policy is cancelled by the Named Insured, the Insurer shall retain the customary short rate proportion of the premium." This means that the unearned premium would be returned to the Named Insured. This unearned prepaid premium would be returned to the Insured within 30 days. The Short Rate Unearned Premium as of 12/31/04 is $100,070.40 and the amount of unearned Surplus Lines Taxes and Fees as of 12/31/04 is $4,853.41. Please advise if you need any additional information.

Sheri Pontolillo

Vice President, Account Executive

Professional Groups

Brown & Brown of CA, Inc., DBA

CalSurance Associates

Direct 714 939-7331

Fax 714 367-7797

Cell 949 922-5315


NASD

Via Facsimile (512) 462-0344 and First Class U.S. Mail

February 28, 2005

Veritrust Financial, LLC
Attn.: Mr. Julian G. Rasbury, President
3755 Capital of Texas Highway South, Suite 130
Austin, Texas 78704

Dear Mr. Rasbury:

NASD has fully considered the information that Veritrust Financial, LLC ("Veritrust") has provided to us as of February 28, 2005, regarding the firm's net capital position and the allowable asset treatment given certain items. To date, Veritrust has not demonstrated to NASD that the firm is in compliance with the Net Capital Rule, SEC Rule 15c3-1.

A firm out of compliance with the Net Capital Rule is required by the terms of the rule to cease conducting a securities business. In this regard, should Veritrust conduct a securities business, other than to engage in liquidating transactions, while out of compliance with the Net Capital Rule, the firm and the responsible individuals will be subject to formal disciplinary or other action. Liquidating transactions are limited to the following: (1) liquidation of proprietary long positions, (2) purchases to cover proprietary short positions, (3) liquidation of customer long positions, and (4) purchases to cover customer short positions. All transactions enumerated in items (1) through (4) must be executed only with *other* broker/dealers.

Based on the above, we believe that Veritrust has an obligation to send notice to the SEC and to NASD (the firm's designated examining authority), pursuant to SEC Rule 17a-11(b) and (g), and the firm should promptly refer to that Rule to understand its obligation regarding the notification(s) and time frames. The notice must further specify that NASD has advised Veritrust that it is in apparent violation of SEC Rule 15c3-1. The notice may specify Veritrust's agreement or reasons for disagreement with NASD. To assist you, the facsimile numbers to which the notices must be sent are enclosed. If Veritrust fails to comply with SEC Rule 17a-11 notification requirements, NASD will notify the SEC of Veritrust failure, as required by SEC Rule 17a-11(f); and the firm and the responsible individual(s) will be subject to additional disciplinary action.

If you have any questions, please contact Brad Morrison, Senior Compliance Examiner, at (972) 701-8554 or the undersigned at (972) 716-7650.

Sincerely,

Grant P. Gibbons
Supervisor of Examiners

Enclosure

cc: Serina Johnson, Financial Operations, NASD
Via Facsimile (202) 728-8861

Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX
75243-1778

tel 972 701 8554
fax 972 716 7646
www.nasd.com

* * *

Send required SEC Rule 17a-11 notices by facsimile or telegraphic notice to all of the following:

- The Securities and Exchange Commission (SEC) in Washington, D.C. Fax number: 202-942-9553
- The SEC office in Fort Worth, TX, Fax number: 817-334-2700
- NASD in Washington, D.C. Fax number 202-728-8861
- NASD District Office in Dallas, TX, Fax number 972-716-7646



VERITRUST
FINANCIAL

Member NASD / MSRB / SIP[illegible]

April 22, 2005

NASD Regulation, Inc./ District 6
12801 North Central Expressway
Suite 1050
Dallas, Texas 75243

VIA DHL

Re: **Veritrust Financial, L.L.C.; CRD 106594 — Change in Net Capital Requirement**

Dear Sir/Ma'am:

Veritrust Financial, L.L.C. is in the process of selling our payroll slot administration business (this is a common remitter program for various IRC Section 403(b) and 457 eligible employers). We are seeking to reduce our net capital requirement from $250,000 to $50,000. With the sale of the aforementioned business, we will no longer be soliciting or holding customer funds, nor do we participate in firm commitment underwritings, or engage in proprietary trading.

The firm would greatly appreciate an expedited review of this request as it would very much like for the reduced capital requirement to become effective for May 31, 2005. We are in the process of revising our Written Supervisory Procedures to reflect this change and will get a copy to you promptly upon completion of the revision.

Should you have any questions about this matter, please feel free to contact David E. McKee, Jr. (our Chief Compliance Officer) or myself at 512.448.0647.

Sincerely,

Jay Rasbury
CEO/President
Veritrust Financial, L.L.C.

VERITRUST FINANCIAL, L.L.C.

TABLE OF CONTENTS



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. as of December 31, 2004 and 2003, and the related statements of income, changes in members' equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritrust Financial, L.L.C. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Sprouse & Anderson, L.L.P.

April 25, 2005
Austin, Texas

FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash and cash equivalents (including restricted amounts of $36,295 and $42,827, respectively)	$ 173,241	$ 291,016
Accounts receivable	10,000	10,000
Prepaid expenses	121,863	102,610
Other current assets	624,107	356,333
Fixed assets, net of accumulated depreciation	129,982	203,688
Intangibles, net of accumulated amortization	636,661	689,117
TOTAL ASSETS	$1,695,854	$1,652,764

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
LIABILITIES		
Accounts payable	$ 49,741	$ 46,839
Accrued expenses	412,915	391,148
Notes payable	96,032	-0-
Total Liabilities	558,688	437,987
MEMBERS' EQUITY		
Members' contributed equity	5,316,500	5,111,500
Retained earnings (deficit)	(4,179,334)	(3,896,723)
Total Members' Equity	1,137,166	1,214,777
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,695,854	$1,652,764

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Commission income	$7,661,795	$7,111,959
Service income	120,000	120,000
Other income	4,309	2,155
Total Revenue	7,786,104	7,234,114
EXPENSES		
Commission expense	6,101,090	5,743,691
General and administrative	241,773	484,071
Salaries and related costs	923,210	1,020,747
Licenses and permits	29,412	9,711
Consulting	24,020	106,578
Marketing and advertising	14,497	11,495
Depreciation and amortization	137,970	177,209
Professional	185,936	211,283
Rent	115,393	107,913
Travel and entertainment	82,552	53,832
Total Expenses	7,855,853	7,926,530
Operating Loss	(69,749)	(692,416)
OTHER EXPENSE		
Litigation settlements and related legal costs	212,862	-0-
Loss on sale of assets	-0-	12,407
Impairment on intangible assets	-0-	37,707
Total Other Expense	212,862	50,114
NET LOSS	$ (282,611)	$ (742,530)

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Members' Contributed Equity					
	Class A	Class B	Class C	Total	Retained Earnings (Deficit)	Total
Balance at December 31, 2002	$300,000	$3,000,000	$1,412,000	$4,712,000	$(3,154,193)	$1,557,807
Shareholder contributions	-0-	-0-	399,500	399,500	-0-	399,500
Net loss	-0-	-0-	-0-	-0-	(742,530)	(742,530)
Balance at December 31, 2003	$300,000	$3,000,000	$1,811,500	$5,111,500	$(3,896,723)	$1,214,777
Shareholder contributions	-0-	-0-	205,000	205,000	-0-	205,000
Net loss	-0-	-0-	-0-	-0-	(282,611)	(282,611)
Balance at December 31, 2004	$300,000	$3,000,000	$2,016,500	$5,316,500	$(4,179,334)	$1,137,166

SEE NOTES TO FINANCIAL STATEMENTS

VERITRUST FINANCIAL, L.L.C.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(282,611)	$(742,530)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization expense	52,457	105,543
Depreciation expense	85,513	71,666
Impairment on intangible assets	-0-	37,707
Gain on asset sales and deferred compensation plan	-0-	(6,096)
Loss on sale of assets	-0-	18,503
Increase in prepaid expenses	271,131	(102,610)
Increase in other assets	(267,775)	(190,488)
Increase in accounts payable	2,902	34,974
Increase in accrued expenses	21,767	84,313
NET CASH USED BY OPERATING ACTIVITIES	(116,616)	(689,018)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets and intangibles	(11,807)	(7,034)
Proceeds from sale of fixed assets	-0-	3,031
NET CASH USED BY INVESTING ACTIVITIES	(11,807)	(4,003)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of notes payable	(194,352)	-0-
Issuance of Class C Shares	205,000	399,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,648	399,500
NET DECREASE IN CASH AND CASH EQUIVALENTS	(117,775)	(293,521)
CASH AND CASH EQUIVALENTS, beginning of year	291,016	584,537
CASH AND CASH EQUIVALENTS, end of year	$ 173,241	$ 291,016
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$ -0-	$ -0-
Cash paid for interest	$ 5,629	$ 888

SEE NOTES TO FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, ("NASD"). The Company's activities are regulated by the NASD and Securities Exchange Act of 1934. The Company operates under (SEC) Rule 15c3-3(k)(2)(i), which provides that all funds and securities belonging to the Company's customers would be held in a segregated account specifically for the benefit of customers. The Company is a Texas limited liability corporation.

FEDERAL INCOME TAX

The Company is organized as a limited liability company (L.L.C.) and has elected to be treated as a partnership for Federal income tax purposes. As such, the Company is not, in general, subject to Federal income tax, but rather income and expenses are passed through to the members, who must report the income and expenses on their own income tax return.

REVENUE RECOGNITION

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade date basis.

FIXED ASSETS AND INTANGIBLES

Depreciation is provided for financial purposes using tax basis, straight-line method over five to seven years.

Amortization for intangibles is computed on a tax basis, straight-line method over five years.

CHANGE IN ESTIMATES

During 2003, management determined that the useful life of the fixed assets and the intangibles were longer than originally expected. A change in accounting estimate was recognized to reflect this decision, resulting in a decrease in net loss $89,370.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

Cash deposits exceeded the securities investors protection corporation limit by approximately $618,051 and $737,863, respectively, for the years ended December 31, 2004 and 2003.

MEMBERS' EQUITY

The Company is authorized to issue three classes of membership interests. Class A Membership Interests are voting membership interests. Class B Membership Interests are nonvoting membership interests entitled to a six percent cumulative, preferential return on any distribution or dissolution. Class B Membership Interests are convertible into Class A Membership Interests in a 1:1 ratio, based on percentage interest, not monetary contribution, at any time following the third anniversary of their issuance. Class C Membership Interests are voting membership interests that may be issued only to managers, officers or full-time employees subject to forfeiture or indenture upon their termination of position, office or employment with the Company. Class C Membership Interests will be entitled to all the privileges and responsibilities granted to the Class A Membership Interests.

Ownership interests are as follows:

Class	Ownership Percentage
A	81%
B	9%
C	10%

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VERITRUST FINANCIAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS
(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2004 and 2003, was $14,497 and $11,495, respectively.

NOTE 2: FIXED ASSETS AND INTANGIBLES

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	Cost	Accumulated Depreciation/ Amortization	Net
		2004	
Fixed Assets:			
Equipment	$362,057	$244,292	$117,765
Furniture	8,864	3,235	5,629
Other	24,469	17,881	6,588
Total	$395,390	$265,408	$129,982
Intangibles:			
Software Development-Amortized	$329,948	$188,484	$141,464
Other-Unamortized	495,197	-0-	495,197
Total	$825,145	$188,484	$636,661
		2003	
Fixed Assets:			
Website	$350,250	$170,023	$180,227
Equipment	8,864	2,531	6,333
Furniture	24,469	7,341	17,128
Total	$383,583	$179,895	$203,688
Intangibles:			
Software Development-Amortized	$329,948	$136,028	$193,920
Other-Unamortized	495,197	-0-	495,197
Total	$825,145	$136,028	$689,117

NOTE 2: FIXED ASSETS AND INTANGIBLES (Continued)

In 2003, there were 98 representatives terminated due to low performance, which was approximately 35% of total originally acquired representatives. Based on management's best estimates, 20% of customer accounts could be lost due to representative termination. The Company recorded $37,707 impairment loss related to the rights to acquired representatives in 2003. No impairment loss was deemed necessary in 2004.

Depreciation expense for the years ended December 31, 2004 and 2003, was $85,513 and $71,666, respectively.

Amortization expense for the years ended December 31, 2004 and 2003, was $52,457 and $105,543, respectively. Future estimated amortization expense for intangible assets are as follows:

2005	$ 71,554
2006	45,641
2007	24,173
2008	96
	$141,464

NOTE 3: LEASE

The Company leases office space and office equipment under noncancelable operating leases. Rental expense for the years ended December 31, 2004 and 2003, amounted to $115,393 and $107,913, respectively. Rental expenses relating to leased equipment amounted to $45,689 and $21,922, for the years ended December 31, 2004 and 2003, respectively. Future minimum lease payments in excess of one year at December 31, 2004, are as follows:

2005	$130,732
2006	126,077
2007	98,851
2008	6,267
	$361,927

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $223,529 and $321,972, respectively. The Company did not meet the net capital requirements at December 31, 2004. The deficiency was cured during the first quarter of 2005. The Company's ratio of aggregate indebtedness to net capital was 2.50 to 1 at December 31, 2004, and 1.36 to 1 at December 31, 2003.

NOTE 5: DEFERRED COMPENSATION PLAN

During 2002, the Company acquired a non-qualified deferred compensation plan under Internal Revenue Code section 457. The plan permits key representatives to defer a specified portion of their compensation. The Company has accrued approximately $38,000 and $34,000 for December 31, 2004 and 2003, respectively, for its obligation under their plans.

NOTE 6: LINE OF CREDIT

The Company has a line of credit in the amount of $100,000. The line of credit matures in March 2005 and is secured by all accounts of the Company. At December 31, 2004 and 2003 the balance on the line of credit was $-0-.

NOTE 7: NOTES PAYABLE

The Company entered into agreements with financial institutions to finance insurance premiums. Notes payable consist of the following at December 31, 2004:

	2004
Note payable dated June 2004 to an insurance company, due in monthly installments of $23,482 including interest at 5.0%, maturing May 2005	$92,847
Note payable dated July 2004 to an insurance company, due in monthly installments of $1,213 including interest at 6.79%, maturing April 2005	3,185
Total Notes Payable	$96,032



SPROUSE & ANDERSON, L.L.P.

ACCOUNTANTS & CONSULTANTS

To the Members and Managers of
Veritrust Financial, L.L.C.
Austin, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. for the year ended December 31, 2004, and have issued our report thereon dated April 25, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sprouse & Anderson, L.L.P.

April 25, 2005
Austin, Texas

VERITRUST FINANCIAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

TOTAL MEMBERS' EQUITY	$1,137,166
Deductions:	
Non-allowable assets:	
Fixed asset, net of accumulated depreciation	(129,982)
Intangible, net of accumulated amortization	(636,661)
Unsecured receivable and prepaid insurance	(146,994)
NSCC required reserve	-0-
Total Net Capital	$ 223,529
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 49,741
Accrued expenses	412,915
Note payable	96,032
Total Aggregate Indebtedness	$ 558,688
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6-2/3% of total aggregate indebtedness)	$ 37,245
Minimum dollar net capital requirement of broker-dealer	$ 250,000
Net capital requirement (greater of two above)	$ 250,000
Net capital below the required minimum	$ (26,471)
Ratio: Aggregate indebtedness of net capital	2.50 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Difference in net capital by SEC and Company	
Net capital under Company's computation	$ 319,561
Miscellaneous differences, audit adjustments	(96,032)
NET CAPITAL PER AUDITED REPORT	$ 223,529

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

VERITRUST FINANCIAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRMENETS UNDER RULE 15c3-3

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 2,208
Total Credits	2,208
DEBIT BALANCES:	
Total Debits	-0-
RESERVE COMPUTATION:	
Excess of total credits over total debits	$ 2,208
105% of excess of total credits over total debits	$ 2,318
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at December 31, 2004	$34,087

INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER 15c3-3

The system and procedures utilizes in complying with the requirement to maintain physical possession or control of customers' fully paid and excess securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

Yes x
No ____

SEE AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL STRUCTURE



SPROUSE & ANDERSON, L.L.P.
ACCOUNTANTS & CONSULTANTS

To the Managers and Members

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Veritrust Financial, L.L.C. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sprouse & Anderson, L.L.P.

April 25, 2005
Austin, Texas